                               Filed by Florida Progress Corporation Pursuant to
                                       Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 001-08349


On October 2,2000, CP&L Energy mailed to the holders of Florida Progress Corporation common stock the following documents:

Florida Progress Corporation Election Form and Letter of Transmittal, Notice of Share Exchange, Information Guide, Substitute Form W-9 and Joint Proxy Statement/Prospectus.

The Joint Proxy Statement/Prospectus was previously filed by CP&L Energy, Inc. and is not included with this filing.

         Florida Progress Corporation ("FPC") Election Form and Guide

Please refer to the Enclosed Information Guide for an explanation of the terms of the election.

GUIDE

(1) Number of shares of FPC Common Stock ("FPC Shares") you own in certificate form.

(2)  Number of FPC Shares held in the Progress Plus Stock Plan.

(3)  Total number of FPC Shares you own.

(4) The Social Security Number or Taxpayer ID Number as listed on your account. Please verify that this is your correct Social Security Number or Taxpayer ID Number. You must complete and submit the enclosed Substitute Form W-9 or you will be subject to backup withholding as required by Internal Revenue Service regulations.

     Choose one of the following Elections (Boxes 5, 6, 7, or 8).

(5) If you mark this box, you are electing Stock Consideration on all your FPC Shares as described in the Q&A Number (3).

(6) If you mark this box, you are electing Cash Consideration on all your FPC Shares as described in the Q&A Number (3).

(7) If you mark this box, you indicate no preference between Stock Consideration or Cash Consideration.

(8) If you mark this box, you are electing a combination of Stock Consideration and Cash Consideration. Please insert number of FPC Shares you are electing for Stock and Cash Consideration in the area provided.

(9) Mark this box and complete the back of this form if you are unable to locate any (or all) of your FPC Share certificates (complete Box A on the back).

(10) Mark this box to change the name on your FPC Shares (complete Box B on the back).

(11) All registered owners, as shown on the Election Form, must sign below. Do
                                                                            --
     not sign FPC Share certificates.
     -------------------------------

(12) Please give us your daytime and/or evening telephone number should we need to contact you.

The right to make an election expires on the election deadline, which will be at 5:00 PM New York City Time on October 30, 2000, unless extended. This election deadline may be extended depending upon the timing of receipt of the final utility regulatory approval, which is currently expected to occur during
                          November or December 2000.

                          Detach Form Before Mailing
--------------------------------------------------------------------------------



     FLORIDA PROGRESS CORPORATION ELECTION FORM AND LETTER OF TRANSMITTAL THIS FORM MUST BE RETURNED WITH YOUR STOCK CERTIFICATES. DO NOT SIGN
                                 CERTIFICATES.

     You must mark either Box (5),(6),(7), or (8) to participate in the Election

(1) FPC Shares held by you in certificate form:                   (5) [_]  Mark this box for Stock Consideration. See Q&A (3)
                                                                           OR

(2) FPC Shares held in the Progress Plus Plan:                    (6) [_]  Mark this box for Cash Consideration. See Q&A (3)
                                                                           OR

(3) Total FPC Shares held:                                        (7) [_]  Mark this box for no preference between Stock
                                                                           Consideration or Cash Consideration. See Q&A (3).
                                                                           OR
(4) Taxpayer ID Number:
                                                                  (8) [_]  Mark this box for a combination of Stock Consideration and Cash Consideration. Insert number of Shares on lines.
                                                                           See Q&A (3).
  You must complete and submit the enclosed
  Substitute Form W-9 or you will be subject to backup
  withholding as required by Internal Revenue Service                      Stock Consideration ________ Cash Consideration _________
  regulations.
                                                                  (9) [_]  Mark this box for lost certificates (complete Box A on reverse)

                                                                 (10) [_]  Mark this box to change the name on your certificate
                                                                           (complete Box B on reverse).


                                                                    (11)   _______________________________________________________
                                                                                             Signature of Owner

                                                                           _______________________________________________________
                                                                                        Signature of Co-owner, if any
                                                                    (12)   __________________________     ________________________
                                                                           Daytime Telephone #              Evening Telephone #

                             MAILING INSTRUCTIONS

If you elect to participate in the Election and your shares of Florida Progress Corporation Common Stock ("FPC Shares") are held in certificate form, you must return the FPC Share certificate(s) with your completed Election Form, Substitute Form W-9 and any other required documents to one of the addresses below prior to the Expiration Date.

                               MAILING ADDRESSES

By Mail:                         By Overnight Courier:                 By Hand:
(First Class, Registered,        (FedEx, Airborne, UPS, DHL,
or Certified)                    USPS Express Mail)

EquiServe Trust Company, N.A.    EquiServe Trust Company, N.A.         Securities Transfer & Reporting Services, Inc.
Attn: Corporate Actions          Attn: Corporate Actions               c/o EquiServe
P.O. Box 9573                    40 Campanelli Drive                   100 William Street, Galleria
Boston, MA 02205-9573            Braintree, MA 02184                   New York, NY 10038
                                                                       Attn: Delivery Window

Delivery of the Election Form to an address other than set forth above will not constitute a valid delivery to the Exchange Agent.

If you send certificate(s) representing FPC Shares with the Election Form by mail, it is recommended that you use registered mail insured for 2% of the market value ($20.00 minimum), return receipt requested.

                      To Change the Name on Your Account

1.   Return all FPC Share certificates issued to your account.

2. Provide the exact name, address, and Social Security Number or Taxpayer ID Number of the new owner in Box B below. If you need more room, please list the information on a separate sheet.

3. All registered owners must sign the form below exactly as names currently appear in the registration.
     Signatures must be Medallion Guaranteed.

          (A Medallion Guarantee may be executed by a commercial or savings bank, trust company, credit union or brokerage firm. A Notary Public seal is not acceptable.)

4. For more transfer information, please call 1-877-453-1504, Monday through Friday 9 a.m. to 6 p.m. Eastern Time.


------------------------------------------------------------------------------
                                     Box A
                    ELECTION OF LOST FPC SHARE CERTIFICATES

By signing the front of this Exchange Form I certify that I am the lawful owner of the FPC Shares described on the front of this Exchange Form. I have made a diligent search for the certificate(s), and I have been unable to find it
(them). I hereby agree (for myself, my heirs, assigns and personal representatives), in consideration of the exchange of the FPC Shares represented by the certificate(s), to completely indemnify, protect and hold harmless SAFECO Surety Company (the "Surety"), EquiServe Trust Company, N.A., BankBoston, N.A., CP&L Energy, Inc., Florida Progress Corporation and their respective affiliates (collectively the "Obligees") from and against all losses, costs and damages which the Obligees may be subject to, or liable for, in respect to the cancellation and exchange of the certificate(s). I agree that this Letter of Transmittal and Affidavit is delivered to accompany Bond of Indemnity #5926165 underwritten by SAFECO Surety Company to protect the foregoing Obligees. I agree to surrender the certificate(s) for cancellation if I find it (them) at any time.

Replacement Fee Calculation for Lost FPC Share Certificate(s): _________________ X            $ 1.00           =   $
                                                                                   ---------------------------     -----------------
                                                                  Shares lost      Insurance Premium per Share     Total Premium Due
                                                                                                                   (Minimum Premium
                                                                                                                    of $20.00)

  Please make your check (minimum amount of $20.00) payable to SAFECO Surety
                      Company and enclose with this card.

      We will not be able to complete your exchange without this premium.

------------------------------------------------------------------------------------------------------------------------------------
                                              Box B                                                                 Box C
                                      CHANGE OF NAME ON ACCOUNT                                             Guaranteed Delivery
------------------------------------------------------------------------------------------------------------------------------------
If you want your shares of CP&L Energy, Inc.                                                              If tendered FPC Shares are
common stock to be issued in another name, fill in         Medallion Signature Guarantee                  being delivered pursuant
this section with the information for the new                                                             to a notice of guaranteed
                                          ---                                                             delivery, provide the
account name. If you need more room, please use                                                           following information.
a separate sheet.

___________________________________________________   _____________________________________________
Name  (Please Print First, Middle & Last Name)                (Signature of Current Owner)

___________________________________________________                                                    ____________________________
Address          (Number and Street)                  _____________________________________________        Name(s) of registered
                                                              (Signature of Co-Owner, if any)                     holder(s)
___________________________________________________
           (City, State & Zip Code)                                                                    ____________________________
                                                                                                        Date of execution of notice
                                                                                                           of guarantee delivery

___________________________________________________                                                     ___________________________
(Taxpayer Identification or Social Security Number)                                                     Name of institution that
                                                                                                           guaranteed delivery

                           NOTICE OF SHARE EXCHANGE

[LOGO OF CP&L]                 To the Holders of     [LOGO OF FLORIDA PROGRESS]

                         Florida Progress Corporation

                                 Common Stock

                               CUSIP: 341109106

                                October 2, 2000

To the Shareholders of
Florida Progress Corporation:

   In August 2000 the shareholders of CP&L Energy, Inc. ("CP&L Energy") and Florida Progress Corporation ("FPC") overwhelmingly approved the Amended and Restated Agreement and Plan of Share Exchange among Carolina Power & Light Company, CP&L Energy and FPC. The closing and share exchange are currently expected to occur during November or December 2000, pending receipt of the final utility regulatory approval from the Securities and Exchange Commission under the Public Utility Holding Company Act.

   As a current FPC shareholder, until the election deadline described below, you are entitled to make an election as to how you want to exchange your shares of FPC common stock ("FPC Shares"). Enclosed is an Election Form and Letter of Transmittal for you to make your election and return any certificates you may hold. Also enclosed is an Information Guide with questions and answers about the share exchange and a copy of the CP&L Energy and FPC Joint Proxy Statement/Prospectus (the "Prospectus") that provides details of the share exchange.

   For the FPC Shares you own, you may elect one of the following alternatives:

   .  Stock Election:                 Shares of CP&L Energy common stock

   .  Cash Election:                  $54.00 in cash

   .  Stock and Cash Election:        Combination of CP&L Energy common stock and cash

   .  No Preference:                  Indicates no preference between stock consideration and
                                      cash consideration.

   Please note that the Stock Election, Cash Election, and Stock and Cash Election alternatives are subject to proration; see the enclosed Prospectus and Information Guide for details. For information regarding the exchange ratio which will be used to determine the number of shares of CP&L Energy common stock you might receive, see pages 32-34 of the enclosed Prospectus.

   For each FPC Share you own, you will also receive one contingent value obligation without regard to any election you make or any allocation or proration procedures. Fractional contingent value obligations will not be issued. If you own a fractional FPC Share, you will receive one contingent value obligation for that fractional FPC Share.

   The Information Guide answers questions about exchanging your shares. If after reviewing the enclosed material you are uncertain about a decision, we encourage you to consult with a financial and/or tax professional to help you make an election.

   Please return the completed Election Form along with any FPC Share certificates that you hold in your possession. If you wish to participate in the election, your Election Form and any certificates that you hold must be received by the exchange agent, EquiServe Trust Company, N.A. ("EquiServe"), by the election deadline. The earliest time on which the election deadline may occur is 5:00 p.m. New York City Time, October 30, 2000. However, depending upon the timing of the receipt of the final utility regulatory approval, which is currently expected to occur during November or December 2000, the election deadline may be extended. The date of the election deadline is two business days prior to the closing of the share exchange. If the Election Form is not received by the deadline, you may receive exchange consideration consisting of 100% cash or 100% shares of CP&L Energy common stock or some combination of cash and shares.

   The exchange ratio for the share exchange will be determined on the fifth trading day prior to closing, and will be based on the average closing sale price of CP&L Energy common stock on each of the 20 consecutive trading days ending with the fifth trading day before the closing of the share exchange. The dates of (i) the end of the measurement period for determining the exchange ratio, (ii) the election deadline, and (iii) the closing of the share exchange will be announced in a news release delivered to the Dow Jones News Service and posted on the websites of CP&L Energy and FPC as soon as practicable, but in no event less than five business days prior to the closing. You can find CP&L Energy's website at www.cplc.com and FPC's website at www.fpc.com.

   You are encouraged to deliver promptly the Election Form and Letter of Transmittal and your FPC Share certificate(s) for exchange. By terms of the share exchange agreement, you will not receive any consideration (either stock or cash) until you surrender your FPC Share certificate(s) as provided in the Letter of Transmittal.

   CP&L Energy has appointed EquiServe as its agent to exchange FPC Shares for shares of CP&L Energy common stock and/or cash and contingent value obligations. You may choose one of the procedures listed on the Election Form and Letter of Transmittal for returning the completed Form and your FPC Share certificate(s).

   For those shareholders participating in the Progress Plus Stock Plan, your participation in the Plan will end on the effective date of the share exchange and the FPC Shares held in that account will be exchanged utilizing the process indicated above. All FPC shareholders who receive CP&L Energy shares will have an opportunity to enroll in CP&L Energy's dividend reinvestment and stock purchase program after the FPC Shares are exchanged.

   By completing, signing and returning the enclosed Election Form and Letter of Transmittal, you acknowledge receipt of this Notice of Share Exchange among Carolina Power & Light Company, CP&L Energy and FPC. You are also authorizing and instructing EquiServe to exchange your FPC Shares as indicated on the Election Form and Letter of Transmittal.

   If you have any questions about the exchange of your FPC Shares, please contact the exchange agent, EquiServe, toll free at 1-877-453-1504.

                                          CP&L Energy, Inc.

                               CP&L ENERGY, INC.

                                      and

                          FLORIDA PROGRESS CORPORATION

                                 Share Exchange

                               Information Guide

                                      For

           Shareholders of Florida Progress Corporation Common Stock


                                October 2, 2000

                              Questions & Answers

               For Shareholders of Florida Progress Common Stock

1. What is the current status of the share exchange between CP&L Energy, Inc. ("CP&L Energy") and Florida Progress Corporation ("FPC")?

   The share exchange currently is expected to occur during November or December 2000, pending receipt of the final utility regulatory approval from the Securities and Exchange Commission under the Public Utility Holding Company Act. For more information regarding this approval, see pages 84-85 of the enclosed CP&L Energy and FPC Joint Proxy Statement/Prospectus (the "Prospectus"). Shareholder approvals from both companies and all other necessary regulatory approvals have been obtained.

2. How does this affect me as a FPC shareholder?

   As a FPC shareholder, for each share of FPC common stock ("FPC Share") you own, you are now entitled to make an election to receive either shares of CP&L Energy common stock, cash or a combination of shares of CP&L Energy common stock and cash. Because these elections are subject to proration as described in question 5, you may receive a combination of shares of CP&L Energy common stock and cash even if you requested only CP&L Energy common stock or only cash.

3. What choices are available to me?

   Until the election deadline, you can elect to exchange your FPC Shares for cash or shares of CP&L Energy common stock. Indicate your choice and return any FPC Shares that you may hold along with the Election Form and Letter of Transmittal in the enclosed pre-addressed envelope to the Exchange Agent, EquiServe Trust Company, N.A. by the deadline specified on the Election Form. If you choose to use an overnight courier, send the documents to the address listed on the back of the Election Form. Failure to return a properly completed Election Form before the election deadline could result in your receiving exchange consideration consisting of 100% cash or 100% shares of CP&L Energy common stock or some combination of cash and shares of CP&L Energy common stock.

   For the FPC Shares you own, you may elect one of the following alternatives:

   .  Stock Election:                 Shares of CP&L Energy common stock

   .  Cash Election:                  $54.00 in cash

   .  Stock and Cash Election:        Combination of CP&L Energy common stock and cash

   .  No Preference:                  Indicates no preference between stock consideration and
                                      cash consideration.

   Please note that these election alternatives are subject to proration; therefore, no assurance can be given that you will receive the exact form of consideration you have elected to receive. See enclosed Prospectus for the details of the allocation and proration procedures.

   For each FPC Share you own you will also receive one contingent value obligation without regard to any election you make or any allocation or proration procedures.

4. When is the election deadline?

   The earliest time on which the election deadline may occur is 5:00 p.m. New York City Time, October 30, 2000. However, depending upon the timing of the receipt of the final utility regulatory approval, which is currently expected to occur during November or December 2000, the election deadline may be extended. The election deadline is two business days prior to the closing of the share exchange.

   The date of the election deadline will be announced in a news release delivered to the Dow Jones News Service and posted on the websites of CP&L Energy and FPC as soon as practicable, but in no event less than five business days prior to the closing. You can find CP&L Energy's website at www.cplc.com and FPC's website at www.fpc.com.

5. What does "subject to proration" mean?

   When FPC and CP&L Energy agreed to the share exchange, they established a fixed number of shares of CP&L Energy common stock and a fixed amount of cash to be paid to FPC shareholders in the share exchange. If the shares of CP&L Energy common stock and cash were allocated evenly to all FPC shareholders, all of the shareholders would receive approximately 35% of the compensation in CP&L Energy shares and 65% in cash.

   It is possible that more people will elect shares of CP&L Energy common stock than the number of shares allocated. If that happens, those FPC shareholders who elected shares of CP&L Energy common stock will receive some cash instead of only receiving shares of CP&L Energy common stock. In this situation, those FPC shareholders who elected cash will receive all of the cash they elected.

   It is also possible that more people will elect cash than the amount of cash allocated. If that happens, those FPC shareholders who elected cash will receive some shares of CP&L Energy common stock instead of receiving only cash. In this situation, those FPC shareholders who elected shares of CP&L Energy common stock will receive all of the shares of CP&L Energy common stock they elected.

   Thus, even if you elect all CP&L Energy common stock or all cash, you may receive a combination of stock and cash depending upon what others elect. For the same reason, even if you request a specific combination of stock and cash, you may receive a different mix of stock and cash (for example, even if you elect to receive 65% cash consideration, you might receive more than 35% in the form of stock).

   These allocation procedures are explained in more detail at pages 75-79 of the Prospectus.

6. Once I have made my choice, how do I exchange my FPC Shares?

   To receive your shares of CP&L Energy common stock and/or cash, you must return your signed Election Form by the election deadline to the Exchange Agent at one of the addresses listed on the back of the Election Form. Mailing the documents to an address other than the ones listed will not constitute a valid delivery. You also must return any FPC Share certificate(s) along with the completed Election Form. Do not sign your FPC Share certificate(s). If your FPC Shares are held by a broker or nominee, see questions 10 and 11.

   When mailing certificates, you are encouraged to use registered mail and insure them for 2% of their market value.

   IMPORTANT: DO NOT SIGN YOUR FPC SHARE CERTIFICATE(S).

7. What will happen if I do not return my FPC Share certificate(s) or do not sign my Election Form?

   If your election is not received by the election deadline, your FPC Shares will be considered as Non-Election Shares as described at page 74 of the Prospectus. Failure to return a properly completed Election Form before the election deadline could result in your receiving exchange consideration consisting of 100% cash or 100% shares of CP&L Energy common stock or some combination of cash and shares. This combination will depend upon the types of elections made by other FPC shareholders. Consideration received for Non-Election Shares is explained in more detail at pages 74-79 of the Prospectus.

    Whether you are selecting "Stock," "Cash," "Combination of Stock and Cash" or "No Preference," we strongly encourage you to return the necessary documents as soon as possible. If you do not send in your documents by the election deadline, you will receive a future mailing in which you will be directed to return your FPC Share certificate(s) and a Letter of Transmittal (which you will receive in that mailing) before you can receive any exchange consideration, CP&L Energy dividends, or be eligible to participate in future CP&L Energy shareholder meetings. Be aware that FPC common stock will no longer be traded on any stock exchange so there is no benefit to holding your FPC Share certificate(s).

8. What if my Election Form is received by the election deadline but I fail to sign it or fail to include my FPC Share certificate(s)?

    The Election Form must be completed and signed by all registered owners, as shown on the Election Form, for you to qualify for either the Stock Election, Cash Election or Combination of Stock and Cash Election. If you fail to sign the Election Form or include your FPC Share certificate(s), your FPC Share certificate(s) will be treated as Non-Election shares as described above in the answer to question 7.

9. What if I submit my FPC Shares certificate(s) and Election Form, and then later decide to change my election?

    You may change or withdraw your election any time prior to the election deadline by sending a revised Election Form, properly completed and signed, to the Exchange Agent. To request a new Election Form, see question 23. The Exchange Agent must receive the revised Election Form prior to the election deadline at one of the addresses listed on the back of the Election Form. We encourage you to carefully consider your choice before sending in your materials.

    You may also withdraw your election any time prior to the election deadline by submitting written notice to the Exchange Agent. The Exchange Agent must receive this withdrawal notice by the close of business on the day prior to the election deadline. We recommend you send any changes or withdrawals to EquiServe Trust Company, N.A. 40 Campanelli Drive, Braintree, MA 02184. Please keep in mind that FPC Shares for which an election has been withdrawn will be treated as Non-Election Shares. See question 7.

10. What procedure do I follow if I have FPC Shares held in the Progress Plus Stock Plan?

    To receive your shares of CP&L Energy common stock and/or cash, you must return your signed Election Form by the election deadline to the Exchange Agent at one of the addresses listed on the back of the Election Form. Mailing the documents to an address other than the ones listed will not constitute a valid delivery. If you have FPC Shares in certificate form, you must also return the certificate(s) with the Election Form.

11. What procedure do I follow if some of my FPC Shares are held by a broker or other nominee?

    If any of your FPC Shares are held in an account with a broker, dealer, commercial bank, trust company, employee benefit plan sponsored by FPC or other nominee, and you wish to make an election for those shares, do not include those shares with the enclosed Election Form. The institution holding your shares will provide you with separate instructions regarding the election for those shares. If you have not received instructions regarding the election for those shares, you should contact the institution holding your shares.

12. What procedure do I follow if my FPC Share certificate(s) are not readily available?

    If your FPC Share certificate(s) are not immediately available to you or you cannot deliver your certificate(s) and all other required documents to the Exchange Agent prior to the election deadline, you may tender your certificate(s) pursuant to the guaranteed delivery procedure as set forth below.

    Pursuant to the Guaranteed Delivery Procedure:

       (1) such tender must be made by or through a participant in the Securities Transfer Agents Medallion Program (an "Eligible Institution");

       (2) prior to the election deadline, the Exchange Agent must have received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by CP&L Energy; if a form other than the one provided by CP&L Energy is used, it must set forth the name and address of the holder and the number of FPC Share certificate(s) tendered, state that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificate(s) representing FPC Shares accompanied by all other documents required by the Election Form and Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

      (3) the certificate(s) representing FPC Shares tendered therewith, together with a properly completed and duly executed Election Form and Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees, and any other documents required thereby, must be received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

13. Will I be required to pay any taxes on the shares of CP&L Energy common stock and cash I receive?

    Your exchange of your FPC Shares generally will be taxable for U.S. Federal income tax purposes whether you elect to receive stock and/or cash. Tax-related information can be found at pages 12 and 72 of the Prospectus that was mailed with this package. You should consult your own tax advisor regarding U.S. Federal income tax consequences relating to your own personal circumstances as well as the consequences under other Federal, state, local, and foreign tax laws. Tax information will be sent to you in the form of a Form 1099-B. A tax worksheet will be provided to assist you in computing your tax liability.

14. How long will it take to receive my shares of CP&L Energy common stock and/or cash after I send in my Election Form and FPC Share certificate(s)?

    CP&L Energy common stock and cash will be mailed to you approximately two weeks after the completion of the share exchange.

15. When will I receive my Contingent Value Obligation ("CVO")?

    After your FPC shares are exchanged, you will receive one CVO for each FPC Share that you owned at the time of the share exchange. Fractional CVOs will not be issued. If you own a fractional FPC Share, you will receive one CVO in exchange for the fractional share. The CVOs will be held for you in book entry form. When your CVOs are credited to your account, you will be provided with a statement showing the total number of CVOs in your account. You will also be provided with CVO quarterly reports by the Security Registrar, Chase Manhattan Shareholder Services, L.L.C.

    CVOs are explained in more detail at page 120 of the Prospectus.

16. Will I receive a CP&L Energy stock certificate?

    No. Ownership of your new shares of CP&L Energy common stock will be in book entry through the Direct Registration System ("DRS"). DRS means that, instead of receiving a stock certificate for your new CP&L Energy shares, the shares will be held for you by the transfer agent, EquiServe Trust Company, N.A. You will receive a DRS statement of ownership in CP&L Energy shares from the agent, EquiServe Trust Company, N.A. after your shares are exchanged.

17. What are the benefits of Direct Registration?

    Direct Registration eliminates the risk and expense of replacing lost stock certificates. Holding shares in the DRS allows you to receive dividends in cash or you may choose to reinvest all or a part of your dividends in CP&L Energy's dividend reinvestment and stock purchase program.

    You may sell shares or have them delivered electronically to your broker without having to retrieve a paper stock certificate. You may also sell your shares through the transfer agent for a nominal fee.

    You may, however, request a stock certificate at any time. To receive a certificate for your shares, write the transfer agent, EquiServe Trust Company, N. A. at P. O. Box 8218, Boston, MA 02266-8218 or call toll free at 1-800-633-4236.

18. I am already a CP&L Energy shareholder. What do I need to do with my current shares of CP&L Energy common stock?

    You do not need to take any action with regard to the shares of CP&L Energy common stock you already own. This share exchange affects only the FPC Shares you currently own.

19. What do I do if I am already a CP&L Energy shareholder and I want to have my new shares of CP&L Energy common stock included in my CP&L Energy Dividend Reinvestment Plan?

    New shares of CP&L Energy common stock issued as a result of the share exchange that match an existing shareholder account will be consolidated with that account and the shares will be reinvested in the existing CP&L Energy dividend reinvestment account according to your current authorization. If you have an existing CP&L Energy common stock account that does not match the newly issued shares, you will have an opportunity to enroll the new shares in dividend reinvestment. If you wish to change your current reinvestment authorization, you may do so by contacting the plan administrator, EquiServe Trust Company, N.A. at the phone number listed above in question 17.

20. Can I keep my current FPC shareholder account and account number?

    No. Your current FPC shareholder account will be closed and a new account will be opened for your shares of CP&L Energy common stock. You will be notified of your new account number.

21. Will I receive any fraction of a share of CP&L Energy common stock or a fractional CVO in the share exchange?

    No fractional shares of CP&L Energy common stock or fractional CVOs will be issued. You will receive cash for any fractional share of CP&L Energy stock resulting from the share exchange. You will receive one CVO in exchange for any fractional FPC Share.

22. May I have my new shares of CP&L Energy common stock issued in the name of a different person?

    Yes. Mark Box 10 on the front of the Election Form and complete Box B, "Change of Name on Account" on the back of the Election Form. All current registered owners must also sign the Election Form and obtain a "Medallion" signature guarantee. You can have your signature Medallion Guaranteed at a financial institution such as a commercial bank, a trust company, a national bank, a credit union, a brokerage firm or a savings association that participates in the "Medallion" Program. Please note that a Medallion Guaranteed signature is required for this request; a notary public is not sufficient.

23. What if I lose my Election Form or need an additional one?

    You may call the Exchange Agent toll free at 1-877-453-1504 and request that a duplicate Election Form be mailed to you. Keep in mind that EquiServe Trust Company, N.A. must receive all Election Forms and changes to elections by the election deadline in order for them to be effective.

24. What should I do if my FPC Share certificate(s) are lost, stolen or destroyed?

    Please complete the Election Form, marking Box 9 on the front of the form, and read Box A on the back of the form, "Election of Lost FPC Share Certificates." If you have lost your FPC Share certificates, you will be required to purchase a surety bond and pay an insurance premium of $1.00 per share as listed on the back of the Election Form in Box A.

    Checks for replacement of FPC Share certificates are to be made payable to SAFECO Surety Company and must be returned with the Election Form. There is a $20.00 minimum insurance premium to replace a stock certificate.

25. What should I do if my address has changed or is incorrect?

    Correct the information on the front of the Election Form and the Exchange Agent will make the appropriate change(s).

26. Do I need to submit a Substitute Form W-9 to certify my Taxpayer ID Number?

    Yes. You must complete and submit the enclosed Substitute Form W-9 or you will be subject to backup withholding as required by Internal Revenue Service regulations. Failure to provide a correct Taxpayer Identification Number ("TIN") (i.e., Social Security Number or Employer Identification Number) generally will result in a withholding of 31% of any exchange consideration and future dividends.

27. Who do I contact if I have additional questions concerning the share exchange or if I require assistance completing the Election Form?

    You may call the Exchange Agent toll free at 1-877-453-1504. Service representatives are available Monday through Friday, 9:00 a.m. to 6:00 p.m. Eastern Time.

28. Where are the shares of CP&L Energy traded?

    CP&L Energy common stock is traded on the New York Stock Exchange.

29. How do I make an election for FPC Shares when I have purchased or sold FPC shares after receiving the Election Form?

    If you elect to receive all CP&L Energy common stock or all cash consideration in the share exchange, that election will apply to all FPC Shares owned by you as of the closing of the share exchange.

    If you choose to elect a combination of stock and cash consideration and you have not yet returned your Election Form, fill in the number of FPC Shares (including your newly purchased FPC Shares or less the number of FPC Shares that you have sold) that you are electing for stock and cash consideration beside Box 8 of the Election Form.

    If you have already returned your Election Form and you have chosen to elect a combination of stock and cash consideration, and then you buy or sell additional shares, your original Election Form will not be valid at the closing of the share exchange and you should call the Exchange Agent at the phone number listed above in question 23 and request an additional Election Form. On your revised Election Form you must fill in the total number of FPC Shares owned by you (including your newly purchased FPC Shares or less the number of FPC Shares that you have sold). This revised Election Form will replace your original Election Form. If you do not return a revised Election Form after purchasing or selling FPC Shares, all of your FPC Shares will be treated as Non-Election Shares, as discussed in question 7. Please keep in mind that all Election Forms must be received by the election deadline in order for them to be effective.

Delivery of your Election Form to an address other than the ones listed below will not constitute a valid delivery to the Exchange Agent and may result in your receiving an exchange consideration other than the election you selected.

Return your Election Form and Letter of Transmittal and Substitute Form W-9 in the enclosed envelope to:

EquiServe Trust Company, N.A.
Attn: Corporate Actions
P O Box 9573
Boston, MA 02205-9573

Or by overnight courier to:

EquiServe Trust Company, N.A.
Attn: Corporate Actions
40 Campanelli Drive
Braintree, MA 02184

Or by hand to:

Securities Transfer & Reporting Services, Inc.
c/o EquiServe Trust Company, N.A.
100 William Street, Galleria
New York, NY 10038
Attn: Delivery Window

                                     NOTES

SKU# FPC-QA-0900

You must complete and submit this Substitute Form W-9 or you will be subject to backup withholding as required by Internal Revenue Service Regulations.

SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION
                     (Instructions available upon request)


---------------------------------------------------------------------------------------------------------------------------
SUBSTITUTE                                TAXPAYER IDENTIFICATION                      Social Security Number
Form W-9                                  NO. FOR ALL ACCOUNTS
                                                                                      ______________________________
Department of the Treasury                Enter your Taxpayer
Internal Revenue Service                  Identification Number in the         ____________________________________________
                                          appropriate box.  For most
                                          individuals this is your social             Employer Identification Number
Payor's Request for Taxpayer              security number. If awaiting TIN            ______________________________
Identification Number (TIN)               write "Applied For."

Please fill in your Name and Address as
shown on account (if joint, list both
and circle name of person or entity                                            Check appropriate box:
whose number you enter in the column
to the right).                                                                 [_] Individual/Sole proprietor

_______________________________________                                        [_] Corporation

_______________________________________                                        [_] Partnership

_______________________________________                                        [_] Other ___________________________

_______________________________________
-------------------------------------------------------------------------------------------------------------------

Certification -- Under penalties of perjury, I certify that:

(1) the number shown on this form is my correct Taxpayer Identification Number (or a Taxpayer Identification Number has not been issued to me) and
(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding.
     Certification Instruction: You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Signature ________________________                 Date _______________________
--------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN THE SPACE FOR THE "TIN" ON SUBSTITUTE FORM W-9.

--------------------------------------------------------------------------------
            CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (a) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number by the time of payment, 31% of all reportable payments made to me will be withheld but that such amounts will be refunded to me if I provide a Taxpayer Identification Number within sixty (60) days.


_______________________________                           _____________________
         Signature                                                 Date
-------------------------------------------------------------------------------

SKU# FPC-W9-0900

[END OF TEXT OF MAILED DOCUMENTS]

In connection with the share exchange between CP&L Energy and Florida Progress, CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11,2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P. 0. Box 14042 (CXlH), St. Petersburg, Florida 33733, telephone:
(800) 937-2640.